SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 June 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT INDEX

1.1  Transaction in Own Shares released on 01 June 2005
1.2  Transaction in Own Shares released on 02 June 2005
1.3  Transaction in Own Shares released on 03 June 2005
1.4  Transaction in Own Shares released on 06 June 2005
1.5  Transaction in Own Shares released on 07 June 2005
1.6  Transaction in Own Shares released on 08 June 2005
1.7  Transaction in Own Shares released on 09 June 2005
1.8  Transaction in Own Shares released on 10 June 2005
1.9  Transaction in Own Shares released on 13 June 2005
2.1  Director Shareholding released on 13 June 2005
2.2  Director Shareholding released on 13 June 2005
2.3  Transaction in Own Shares released on 14 June 2005
2.4  Transaction in Own Shares released on 15 June 2005
2.5  Director Shareholding released on 15 June 2005
2.6  Director Shareholding released on 15 June 2005
2.7  Transaction in Own Shares released on 16 June 2005
2.8  Transaction in Own Shares released on 17 June 2005
2.9  Director Shareholding released on 17 June 2005
3.1  Transaction in Own Shares released on 20 June 2005
3.2  Transaction in Own Shares released on 21 June 2005
3.3  Transaction in Own Shares released on 22 June 2005
3.4  Transaction in Own Shares released on 23 June 2005
3.5  Transaction in Own Shares released on 24 June 2005
3.6  Transaction in Own Shares released on 27 June 2005
3.7  Transaction in Own Shares released on 28 June 2005
3.8  Director Shareholding released on 29 June 2005
3.9  Transaction in Own Shares released on 29 June 2005
4.1 Transaction in Own Shares released on 30 June 2005
4.2  Transaction in Own Shares released on 30 June 2005

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 June 2005

BP p.l.c. announces that on 31 May 2005, it purchased 3,950,000 ordinary shares at prices between 551.00 pence and 561.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 242,608,000 ordinary shares in Treasury, and has 21,245,192,665 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 June 2005

BP p.l.c. announces that on 1 June 2005, it purchased 2,000,000 ordinary shares at prices between 554.00 pence and 560.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 244,608,000 ordinary shares in Treasury, and has 21,243,245,684 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  3 June 2005



BP p.l.c. announces that on 2 June 2005, it purchased 3,900,000 ordinary shares at prices between 560.00 pence and 566.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 248,508,000 ordinary shares in Treasury, and has 21,239,396,888 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 June 2005

BP p.l.c. announces that on 3 June 2005, it purchased 3,400,000 ordinary shares at prices between 558.50 pence and 564.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 251,908,000 ordinary shares in Treasury, and has 21,236,016,888 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 June 2005



BP p.l.c. announces that on 6 June 2005, it purchased 4,385,000 ordinary shares at prices between 559.50 pence and 566.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds   256,293,000 ordinary shares in
Treasury, and has   21,231,816,448 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 June 2005

BP p.l.c. announces that on 7 June 2005, it purchased 3,850,000 ordinary shares at prices between 556.00 pence and 563.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 260,143,000 ordinary shares in Treasury, and has 21,227,970,648 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 June 2005

BP p.l.c. announces that on 8 June 2005, it purchased 2,910,000 ordinary shares at prices between 558.50 pence and 563.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds   263,053,000 ordinary shares in
Treasury, and has   21,225,129,028 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 June 2005


BP p.l.c. announces that on 9 June 2005, it purchased 3,010,000 ordinary shares at prices between 555.00 pence and 563.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds   266,063,000 ordinary shares in
Treasury, and has   21,222,161,072 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 June 2005

BP p.l.c. announces that on 10 June 2005, it purchased 3,100,000 ordinary shares at prices between 568.00 pence and 575.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds   269,163,000 ordinary shares in
Treasury, and has   21,219,061,072 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  13 June 2005

We were advised on Monday 13 June 2005 by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 6 June 2005 @ GBP5.58 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-





Dr. A.B. Hayward                    27 shares

Mr. J.A. Manzoni                    24 shares

Mr. I. C. Conn                      27 shares

EXHIBIT 2.2

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  13 June 2005

We were advised on 13 June 2005 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 6 June 2005 @ $61.2811 per ADS under the Company's US dividend reinvestment plan:-


Mr. E.B. Davis, Jr        55.0914 ADSs
                          (equivalent to approximately 331 Ordinary shares)

Mr. I.C. Conn             52.6066 ADSs
                          (equivalent to approximately 316 Ordinary Shares)

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 June 2005

BP p.l.c. announces that on 13 June 2005, it purchased 2,800,000 ordinary shares at prices between 571.00 pence and 577.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 271,963,000 ordinary shares in Treasury, and has 21,216,547,539 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 June 2005

BP p.l.c. announces that on 14 June 2005, it purchased 3,825,000 ordinary shares at prices between 576.00 pence and 580.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 275,788,000 ordinary shares in Treasury, and has 21,212,805,011 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  15 June 2005

We were advised yesterday, 14 June 2005, by Mourant & Co., Trustees of the BP Employee Share Ownership Plan, that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 6 June 2005 @ GBP5.632637 per share, as a result of reinvestment of dividends on shares held by them in the Plan:-



Mr I C Conn                         241 shares
Dr. A.B. Hayward                    699 shares
Mr. J.A. Manzoni                    731 shares

EXHIBIT 2.6

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  15 June 2005


We were advised today, 15 June 2005, by Computershare Plan Managers that on 10 June 2005 the following Directors of BP p.l.c. acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.635 per share through participation in the BP ShareMatch UK Plan:-

Mr. I. C. Conn                      59 shares
Dr. A.B. Hayward                    59 shares
Mr. J.A. Manzoni                    59 shares

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 June 2005

BP p.l.c. announces that on 15 June 2005, it purchased 3,825,000 ordinary shares at prices between 572.00 pence and 579.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 279,613,000 ordinary shares in Treasury, and has 21,209,111,471 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 June 2005

BP p.l.c. announces that on 16 June 2005, it purchased 3,825,000 ordinary shares at prices between 571.50 pence and 578.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds   283,438,000 ordinary shares in
Treasury, and has 21,205,720,771 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  17 June 2005

We were advised yesterday, 16 June 2005, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares shown opposite their names on 6 June 2005 @ GBP5.632637 per share, through the BP Dividend Reinvestment Plan:-


Dr. A.B. Hayward                    1,610 shares
Mr. J.A. Manzoni                    1,357 shares
Mr. I.C. Conn                          69 shares

EXHIBIT 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 June 2005

BP p.l.c. announces that on 17 June 2005, it purchased 2,750,000 ordinary shares at prices between 577.50 pence and 590.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 286,188,000 ordinary shares in Treasury, and has 21,203,196,505 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 June 2005

BP p.l.c. announces that on 20 June 2005, it purchased 3,240,000 ordinary shares at prices between 588.00 pence and 594.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 289,428,000 ordinary shares in Treasury, and has 21,200,736,967 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 June 2005



BP p.l.c. announces that on 21 June 2005, it purchased 2,790,000 ordinary shares at prices between 586.00 pence and 593.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 292,218,000 ordinary shares in Treasury, and has 21,198,336,793 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 June 2005

BP p.l.c. announces that on 22 June 2005, it purchased 3,750,000 ordinary shares at prices between 581.00 pence and 587.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 295,968,000 ordinary shares in Treasury, and has 21,195,073,352 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 June 2005

BP p.l.c. announces that on 23 June 2005, it purchased 3,500,000 ordinary shares at prices between 580.50 pence and 588.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 299,468,000 ordinary shares in Treasury, and has 21,192,433,482 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 June 2005


BP p.l.c. announces that on 24 June 2005, it purchased 3,700,000 ordinary shares at prices between 583.50 pence and 590.50 pence per share. The purchased shares will all be held as Treasury shares.


Following the above purchase, BP p.l.c. holds 303,168,000 ordinary shares in Treasury, and has 21,188,975,504 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 June 2005

BP p.l.c. announces that on 27 June 2005, it purchased 3,275,000 ordinary shares at prices between 580.50 pence and 586.00 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 306,443,000 ordinary shares in Treasury, and has 21,186,093,420 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.8

BP p.l.c.  -  Director Shareholding
BP p.l.c.  -  17 June 2005


We were advised yesterday, 28 June 2005, by Mr D.J. Flint, Non-Executive Director of BP p.l.c., that he purchased 15,000 Ordinary shares (ISIN No. GB0007980591) on 28 June 2005 at GBP5.905 per share.

EXHIBIT 3.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 June 2005

BP p.l.c. announces that on 28 June 2005, it purchased 3,150,000 ordinary shares at prices between 587.50 pence and 594.50 pence per share. The purchased shares will all be held as Treasury shares.

Following the above purchase, BP p.l.c. holds 309,593,000 ordinary shares in Treasury, and has 21,183,094,968 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 4.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 June 2005



BP p.l.c. announces that on 29 June 2005, it purchased 4,700,000 ordinary shares at prices between 588.00 pence and 592.00 pence per share. The purchased shares will all be held as Treasury shares.



Following the above purchase, BP p.l.c. holds 314,293,000 ordinary shares in Treasury, and has 21,178,722,324 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 4.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 June 2005


30th June 2005

BP plc
--------------------------

BP close period share repurchase programme
----------------------

BP plc announces that it has commenced an irrevocable, non-discretionary programme to purchase shares on its own behalf, for putting into treasury, during its close period. The programme commences on the 1st July 2005 and runs up to and including 26th July 2005, the announcement day for BP's 2nd Quarter results.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 15 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no unpublished price sensitive information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 04 July 2005                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary